EXHIBIT 99.1

[Versatel Logo]
                                                               November 14, 2002
                                                           EARNINGS RELEASE


                  Versatel Announces Third Quarter 2002 Results
               Operational Improvements drive Fully Funded Status

Financial and Operational Highlights:
-------------------------------------


o Third quarter 2002 gross billings increased 14 percent to(euro)81 million from 3Q01 gross billings of(euro)71 million and 5 percent from 2Q02 gross billings of(euro)77 million.

o Third quarter 2002 revenues increased 12 percent to(euro)73 million from 3Q01 revenues of(euro)65 million and increased 4 percent from 2Q02 revenues of(euro)70 million.

o On-net revenues for 3Q02 increased by (euro) 11 million to (euro) 51 million from 3Q01 on-net revenues of (euro) 40 million and increased by (euro) 4 million compared to (euro) 47 million in 2Q02.

o Gross margin as a percentage of gross billings for 3Q02 was 47 percent compared to 38 percent in 3Q01 and 47 percent in 2Q02.

o Adjusted EBITDA was positive(euro)6 million in 3Q02 compared to negative(euro)12 million in 3Q01 and positive (euro)2 million in 2Q02.

o Versatel's cash balance at the end of Q302 increased by approximately(euro)2 million compared to its cash balance at the end of 2Q02.

o Total business customers were 75,000 at 3Q02 due to an adjustment of approximately 9,000 Vuurwerk customers from a cleaning of the Domain name registration database, compared to 72,000 at 3Q01 and 81,000 at 2Q02.

o Added a total of 7,191 DSL and ISDN business and residential lines during 3Q02 for a total of 84,674.

o Announced several significant recent customer wins, including FloraHolland, Railion Benelux BV and Bristol/Van Woensel.

Other:
------

o On September 6, 2002, the US Bankruptcy Court of the Southern District of New York confirmed the Company's Chapter 11 Plan of Reorganization to exchange approximately (euro) 1.7 billion in Versatel's bonds for approximately (euro) 343 million in cash and 80% of Versatel's equity.

o On September 18, 2002, the Court of Amsterdam ratified the Plan of Composition of Versatel, also known as the Akkoord as part of the Dutch suspension of payments proceeding.

o On October 9, 2002, Versatel paid approximately (euro) 343 million in cash and issued approximately 365.4 million new ordinary shares to the bondholders to complete its financial restructuring.

o On October 10, 2002, Euronext Amsterdam announced that Versatel was removed from the "strafbankje" or penalty bench.

o On October 31, 2002, Versatel had approximately(euro)189 million in cash on its balance sheet.

o On November 6, 2002, shareholders appointed Mr. Joop G. Drechsel, Mr. Jan IJ. van Duyn, Mr. Frederic Gastaldo and Mr. Nathaniel Meyohas as new members of Versatel's Supervisory Board.

o On November 6, 2002, shareholders approved the appointment of Ernst & Young as Versatel's independent auditor.


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Amsterdam, November 14, 2002 - Versatel Telecom International N.V., today reported third quarter 2002 financial and operating results.

For the three months ended September 30, 2002 gross billings were (euro) 80.5 million, up 14.0 percent compared to gross billings of (euro) 70.7 million in 3Q01 and up 4.7 percent compared with second quarter 2002 gross billings of
(euro) 76.9 million. For more information on gross billings, please see the definition at the end of this press release.

Revenues for the third quarter 2002 were (euro) 73.1 million, up 12.3 percent compared to revenues of (euro) 65.0 million in 3Q01 and up 3.7 percent compared to revenues of (euro) 70.4 million in 2Q02. For the third quarter of 2002, on-net revenues were (euro) 51.0 million compared to (euro) 39.6 million in the third quarter of 2001 and (euro) 47.0 million in the second quarter of 2002. This growth continues to reflect the increased provisioning of on-net customers.

Versatel's gross margin as a percentage of gross billings in the third quarter of 2002 was 47.1 percent compared to 38.2 percent in 3Q01 and 46.5 percent in 2Q02. The increase in gross margin was primarily due to the increased focus on higher margin on-net customers, improved variable and fixed cost margins and the continued migration of off-net customers to our on-net service offerings.

Versatel's Chief Executive Officer, Raj Raithatha commented, "Given the continued turmoil in the telecommunications industry, I am happy to announce continued sequential growth in revenues and margins at Versatel. Although we were in a suspension of payments procedure during the quarter, we were successful in signing up new customers and providing additional services and value to our existing customers. I believe this trend demonstrates the fundamental value of our local access products and services to our customers and highlights the strengths of our on-net strategy."

Selling, general and administrative expenses before non-cash stock based compensation (SG&A) for the third quarter of 2002 were (euro) 31.8 million or
39.4 percent of gross billings compared to (euro) 39.3 million or 55.6 percent of gross billings in 3Q01 and (euro) 33.9 million or 44.1 percent of gross billings in 2Q02.

For the three months ended September 30, 2002, Versatel's adjusted earnings before interest, tax, depreciation and amortization, stock based compensation, tax penalties, claim settlements, restructuring expenses, and reorganization costs (adjusted EBITDA) was positive (euro) 6.1 million compared to negative
(euro) 12.3 million in 3Q01 and positive (euro) 1.9 million in 2Q02.

During the third quarter 2002, Versatel recognized a non-cash stock based compensation charge of (euro) 1.0 million related to the amortization of deferred compensation. Additionally, Versatel recognized a one time net gain of
(euro) 8.5 million relating to a claim settlement with KPN.

Upon entering bankruptcy proceedings, Versatel was subject to United States Generally Accepted Accounting Principles (US GAAP) Statement of Position (SOP 90-7), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," and recognized reorganization costs of (euro) 121.5 million related to its recently completed financial restructuring. These reorganization costs include, among others, a (euro) 30.3 million non-cash write-down of capitalized finance costs, a (euro) 67.4 million non-cash charge related to the valuation adjustment to increase the value of the debt carried on our books to the allowed claim amount recognized by the bankruptcy court, and (euro) 23.8 million related to refinancing costs. These reorganization costs are directly attributable to the US GAAP accounting treatment of the recently completed financial restructuring and are not related to the Company's recurring business.

Mark Lazar, Chief Financial Officer of Versatel, commented: "We are pleased to announce a (euro) 4.0 million sequential improvement in adjusted EBITDA for the quarter. We continue to experience operational improvements in all key metrics including revenue, gross margin, and SG&A which provides us a strong platform for continued growth now that we have completed our financial restructuring."

Versatel's net loss in the third quarter 2002 was (euro) 133.1 million, including reorganization costs related to the financial restructuring of (euro)
121.5 million, compared to a loss of (euro) 34.4 million in 3Q01 and a loss of
(euro) 35.5 million in 2Q02.

Versatel's capital expenditures for the third quarter of 2002 were (euro) 13.9 million. Versatel's cash balance at the end of Q302 increased by (euro) 1.9 million compared to its cash balance at the end of 2Q02. At the end of the


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third quarter 2002, Versatel's cash, cash equivalents and marketable securities on its balance sheet was (euro) 527.1 million.

As a result of the completion of the financial restructuring, on October 9, 2002, Versatel paid approximately (euro) 343 million in cash and issued approximately 365.4 million new ordinary shares to the bondholders. As of October 31, 2002, Versatel had approximately (euro) 188.8 million in cash, cash equivalents and marketable securities on its balance sheet.

Mr. Lazar commented, "For the first time in our history, without a cash inflow from external financing, Versatel's cash balance increased during the third quarter 2002 by (euro) 1.9 million. While we do not expect to turn a positive free cash flow on a recurring basis until the beginning of 2004, this represents a strong achievement for our credit and collections effort and the continued decrease of our negative working capital position through both regulatory and general liability settlements."

Other
-----

On September 6, 2002, the US Bankruptcy Court of the Southern District of New York confirmed the Company's Chapter 11 Plan of Reorganization to exchange approximately (euro) 1.7 billion in Versatel's bonds for approximately (euro) 343 million in cash and approximately 80% of Versatel's equity. On September 18, 2002, the Court of Amsterdam ratified the Plan of Composition of Versatel, also known as the Akkoord as part of the Dutch suspension of payments proceeding. Versatel distributed this cash and equity to the bondholders on October 9, 2002.

Mr Raithatha commented, "I am pleased to have successfully completed the financial restructuring. I would like to thank our employees, suppliers, customers and investors for the support they have provided during this period. While a financial restructuring is never something to celebrate, I believe we are a stronger and more flexible company for having completed the process and we can return our full attention to the improvement of the business."

The term sheet that Versatel entered into with GE Structured Finance in June 2002 for a (euro) 150 million credit facility has expired and Versatel is currently discussing a modification of this facility to meet the current and future objectives of the Company. Versatel's financial and operating position has improved dramatically since it entered into the term sheet thereby necessitating additional flexibility for growth. In contrast to its previous belief that it had a funding gap of less than (euro) 50 million, Versatel now believes that its organic business plan is fully funded without the need for third party financing. This change in position has been driven by a higher than expected cash balance, improved working capital position and accelerated operational improvements in both adjusted EBITDA and capital expenditures compared to previous guidance. Versatel also benefited from the appreciation of the Euro versus the US Dollar which resulted in a lower than expected Euro cash payment in the financial restructuring. That said, Versatel believes a facility would provide it with added flexibility to take advantage of additional growth opportunities in its core markets. Versatel believes GE Structured Finance is a preferred provider for this facility, but it can give no assurances that discussions on a new term sheet will be successful.

Mr. Lazar commented, "With the completion of the financial restructuring, Versatel is in a unique position for a telecoms company with no debt on its balance sheet and a fully funded business plan. Third party funding is no longer a requirement for our organic business plan, but we believe there are strong growth opportunities in the market and would therefore like the flexibility of a standby credit facility."

On October 10, 2002, Euronext Amsterdam announced that Versatel had been removed from the "strafbankje" or penalty bench as a result of the completion of Versatel's financial restructuring and its return to a significant positive equity position.

Recently, Versatel signed numerous large contracts with well-respected customers such as FloraHolland, Railion Benelux BV and Bristol/Van Woensel to provide voice, data and Internet products over such telecommunications solutions as IP-VPN, Lan-Interconnect, and co-location services.

On November 6, 2002, at Versatel's Extraordinary Meeting of Shareholders, the shareholders appointed 4 new Supervisory Board members, Mr. Joop G. Drechsel, Mr. Jan IJ. van Duyn, Mr. Frederic Gastaldo and Mr. Nathaniel Meyohas. Mr. Leo van Doorne, Mr. Jorg Mohaupt, and Mr. Sander van Brummelen will remain on the Supervisory Board. Former Chairman, and CEO Mr. Gary Mesch, Mr. Hans Wackwitz and Mr. James Meadows resigned from the Supervisory Board.

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Accounting Developments
-----------------------

Versatel is currently reconsidering the continued use of US GAAP for reporting purposes given the costs and complexities involved with using accounting and reporting principles that are different from its statutory reporting requirements. Versatel currently is required to file statutory accounts under Dutch GAAP, which implies increased costs and additional work in order to report under US GAAP. Therefore, Versatel is considering changing its reported financials to Dutch GAAP, but no formal decision or investigation has yet been completed. To date, there have been no material differences between its Dutch GAAP and US GAAP accounts.

Currently, all financial data is prepared in accordance with US GAAP. Accordingly, under US GAAP, Versatel was subject to the provisions of SOP 90-7 upon commencement of the bankruptcy proceedings. Additionally, in accordance with SOP 90-7, Versatel will implement fresh start accounting in which the reorganization fair value of Versatel will be allocated to its assets and liabilities using purchase price accounting and its accumulated deficit will be eliminated. Versatel is still evaluating the impact but anticipates that the adoption of SOP 90-7 and fresh start accounting will have a material effect on its financial statements. As a result, financial statements published for periods following the effectiveness of the financial restructuring will not be comparable to those published before the effectiveness of the financial restructuring.

Additionally, according to new guidance given by the SEC in August 2002, telecommunications providers, including Versatel, may be required to restate past financial statements and treat certain non-monetary transactions as if they were swaps of productive use assets, regardless of the previous US GAAP treatment. We are currently evaluating the accounting treatment and accordingly no adjustments have been made at this time.

As previously disclosed, Versatel entered into non-monetary transactions in 2001 with unaffiliated third parties whereby it sold assets held for sale in exchange for international transmission capacity for use in the operation of its network. In 2001, these non-monetary transactions resulted in the recognition of approximately (euro) 23.0 million in revenue and a gain of (euro) 18.7 million.

If Versatel were to restate its 2001 financial statements and treat certain non-monetary transactions as if they were a swap of productive use assets, it would reduce 2001 revenues by (euro) 23.0 million and increase 2001 net losses by (euro) 18.7 million. At this time, the SEC has not engaged in any formal rulemaking on this point and there can be no assurance that it will do so or that any such rulemaking will apply to the foregoing transactions. These transactions are disclosed in footnote 19 of the Company's 2001 annual report on Form 20-F.

The recent SEC guidance does not impact any non-monetary transactions entered into by Versatel during 2002 and none of its operations and financial projections will be materially impacted by any revised accounting treatment of non-monetary transactions.

Gross Billings
--------------

The activities of Versatel's subsidiary, Komtel, include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, Versatel reports these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, Versatel accounted for these services on a gross basis and recognized as revenue all fee amounts received because Versatel determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this earnings release discusses the level of gross billings for all periods presented and the costs relating to gross billings, which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

                                     - END -

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Versatel Telecom International N.V. (Euronext: VRSA) based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in its target market of the Benelux and northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 75,000 business customers and over 1,100 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam under the symbol "VRSA". News and information are available at http://www.versatel.com.

All financials are unaudited and have been prepared in accordance with US GAAP except for gross billings and adjusted EBITDA which are defined in this press release. The statements contained in this press release that are not historical facts are "forward looking statements." Actual events or results may differ materially as a result of risks facing Versatel or actual results differing from the assumptions underlying such statements. All forward looking statements are expressly qualified in the entirety by the "Risk Factors" and other cautionary statements included in our Form 20-F for the year ended December 31, 2001 filed with the SEC.

Note to Editors: The Versatel logo is a registered trademark in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts Versatel:

AJ Sauer                                  Anoeska van Leeuwen
Investor Relations & Corporate            Director Corporate Communications
   Finance Manager                        Tel:  +31-20-750-1322
Tel:  +31-20-750-1231                     E-mail: anoeska.vanleeuwen@Versatel.nl
E-mail: aj.sauer@Versatel.nl



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